UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

     FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

Taiheiyo Kaiun Kabushiki Kaisha
(Name of Subject Company)

Taiheiyo Kaiun Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Nippon Yusen Kabushiki Kaisha
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Nippon Yusen Kabushiki Kaisha Attn: Tadaaki Naito Representative Director, Senior Managing Corporate Officer Address: 3-2, Marunouchi 2 chome, Chiyoda-ku, Tokyo 100-0005 Japan Tel: +81-3-3284-5151
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number

(1)
Notification with Respect to the Execution of a Share Exchange Agreement through which Nippon Yusen Kabushiki Kaisha will make Taiheiyo Kaiun Co., Ltd. its Wholly-Owned Subsidiary (dated July 27, 2009)

Item 2.  Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Nippon Yusen Kabushiki Kaisha is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X filed on May 28, 2009.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON YUSEN KABUSHIKI KAISHA

By: /s/ Tadaaki Naito
Name:	Tadaaki Naito
Title:	Representative Director,
Senior Managing Corporate Officer

Date:   July 28, 2009